May 1, 2006

Via Edgar Transmission

Securities and Exchange Commission

CF/AD5

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Tidewater Inc.

File Number: 001-11605

Ladies and Gentlemen:

Transmitted herewith is Tidewater’s reply to the Commission’s inquiry letter of April 17, 2006.

Sincerely,

TIDEWATER INC.

/s/ J. Keith Lousteau
J. Keith Lousteau
Executive Vice President and
Chief Financial Officer

May 1, 2006

Securities and Exchange Commission

Division of Corporation Finance

CF/AD5

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Tidewater Inc.

Form 10-K: For the Year Ended March 31, 2005

Form 10-Q: For the Period Ended December 31, 2005

File Number: 001-11605

Ladies and Gentlemen:

We have received the staff’s comment letter dated April 17, 2006 regarding our response letter filed April 4, 2006. For the staff’s convenience, we have numbered and reproduced below the full text of the staff’s comments, each of which is followed by management’s response.

We recognize that many of the questions in your comment letters originate from the terminology that we have used historically in referring to the non-working vessels in our fleet. In order to provide more clarification before responding to your specific questions, the following provides explanatory information on our three current non-working vessel categories: 1) stacked/cold stacked vessels, 2) impaired vessels, and 3) vessels held for sale.

We consider a vessel to be stacked/cold stacked if its crew is removed from the vessel and limited maintenance is being performed on the vessel. This action is taken to reduce operating costs when management does not foresee adequate marketing possibilities in the near future. Vessels are added to this list when market conditions warrant and they are removed from this list when sold or otherwise disposed of or when returned to active service. As economically practical marketing opportunities arise, the stacked/cold stacked vessels can be returned to service by performing any necessary maintenance on the vessel and returning fleet personnel to operate the vessel. Although not currently fulfilling charters, stacked/cold stacked vessels are considered to be in service and are included in the calculation of our utilization statistics. The stacked/cold stacked designation for a vessel is maintained primarily for operational and marketing purposes. The designation has no specific accounting ramifications other than the individual testing of stacked/cold stacked vessels in our semiannual impairment review.

References to our impaired vessels only relate to the group of 83 domestic supply vessels that were written down in March 31, 2004 with an impairment charge of $26.5 million. This is a group of vessels that management determined was unlikely to return to active service and are currently marketed for sale. Since the time of the impairment, certain vessels in this group have been sold to other operators or sold for scrap value while a few have been returned to service. The impaired vessels were removed from our utilization statistics effective April 1, 2004.

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Our vessels held for sale is a list of vessels which had historically (prior to the implementation of SFAS 144) been accounted for as “assets held for sale”, but with the implementation of SFAS 144 could not be classified as such. These are vessels that management determined were unlikely to return to service and are currently marketed for sale. There have been no vessels added to this list since fiscal 2002. Vessels are removed from this list when sold or otherwise disposed of. The vessels held for sale are not included in our utilization statistics.

Currently, all of our vessels continue to be depreciated until such time as the vessel’s carrying amount is reduced to salvage value, whether through an impairment charge or normal depreciation.

It should be noted that in our March 31, 2006 Annual Report on Form 10-K and going forward, our disclosure will focus on the three groups of vessels included in our response to comment number four: 1) vessels in active service, 2) stacked/cold stacked vessels, and 3) vessels withdrawn from service. Vessels withdrawn from service will include what we have historically called “vessels held for sale” and “impaired vessels”, although both of these terms, as groups of vessels, will no longer be used. The impairment policy for stacked/cold stacked vessels will be no different from vessels withdrawn from service (i.e., they will be reviewed individually for impairment semiannually). However, the distinction between stacked/cold stacked vessels and vessels withdrawn from service will impact our utilization statistics because stacked/cold stacked vessels will continue to be included in the calculation, while those withdrawn from service will not. If a stacked/cold stacked vessel is determined by management to be unlikely to ever return to service, it would be moved to the withdrawn from service status, and thus, removed from the utilization statistics, although there would be no impact on the accounting for the vessel.

Comment 1: Refer to your response to comment number 1. It appears from your disclosures in the Form 10-K and footnote 2 to the second column of the table in your response to comment number 10 that 83 of the 89 vessels cold stacked at March 31, 2004 were considered impaired, yet this response states that only 71 of these vessels were impaired at this date. Please reconcile this difference and clarify your intended disclosure. In regard to the other 12 impaired vessels (i.e., 83 minus 71) not discussed in this response, provide us with all pertinent details to help us understand the derivation of these and clarify how they relate to the number of vessels cold stacked at March 31, 2004. In regard to the 18 cold stacked vessels indicated in this response that are considered likely to return service, tell us and disclose their utilization rate since March 31, 2004, most recent status, and conclusion regarding impairment along with support for such conclusion.

Response: Of the 89 stacked/cold stacked vessels at March 31, 2004, the correct number of vessels that were impaired is 72, while 17 vessels were not considered impaired. The 72 impaired vessels refer only to stacked/cold stacked domestic supply vessels. The 83 vessels impaired includes 72 vessels from our stacked/cold stacked fleet in addition to three vessels that were fulfilling charters at March 31, 2004, but whose characteristics were similar to the 72 impaired vessels, and thus management’s expectation was that these vessels would not be returned to service upon completion of the charter. The 83 impaired vessels also included eight vessels from our “for sale” list (vessels on our “for sale” list do not meet the criteria in SFAS 144 to be held for sale).

Utilization for the 17 stacked/cold stacked domestic supply vessels that were not considered impaired at March 31, 2004 was 5.6% for the year ended March 31, 2005 and 21.0% for the year ended March 31,

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2006. At March 31, 2006, 12 of these 17 vessels continue to be stacked/cold stacked and are included in our semiannual impairment review. When we performed our impairment analysis during the fourth quarter of fiscal 2005, four of these vessels were considered impaired, and an impairment charge of $456,683 was recorded. No impairment was recorded on the remaining vessels because the estimated fair value of each vessel exceeded its carrying amount. The estimates of fair value for these vessels are supported by recent sales of vessels with similar or less valuable specifications. Four of the 17 stacked/cold stacked domestic supply vessels that were not considered impaired at March 31, 2004 are currently fulfilling contracts and are included in the impairment analysis of their respective asset group. One of the 17 vessels is currently in the shipyard where it is being modified for a return to service. This vessel’s estimated future cash flows expected upon return to service exceed its carrying value, including the costs to modify the vessel.

Comment 2: Refer to your response to comment number 3. Please clarify for us and in your intended disclosure that useful lives only extend to the next inspection/recertification date after the original useful lives established for the vessels have expired. Tell us and disclose what determinations are made in regard to useful lives of vessels not recertified and how you classify such vessels (i.e., cold stacked, withdrawn from service, impaired and/or held for sale).

Response: Major repair costs are only capitalized on those vessels whose original useful lives established for the vessels have expired. The 30 month period for amortization of these major repair costs is an average expected time until the next recertification would be required. Vessels not recertified are generally stacked/cold stacked and assessed individually for impairment as part of our semiannual review for impairment.

Comment 3: Refer to your response to comment number 9. It appears to us that a history of your stock options as disclosed in your Form 10-Ks, inclusive of the approximately 1.2 million outstanding on March 31, 1991, plus exercises in 2006 as stated in your response indicate a steady and consistent increase in the life of options granted after 1995 to first six years then later seven or more years. Please explain to us why an estimated life based solely on grants from 1992 through 1995 is more representative than that indicated by the historical trend subsequent to 1995 after giving effect to options outstanding at March 31, 1991.

Response:

In our initial response to your comment number nine, we did not mean to imply that the only historical analyses done to help determine the weighted average expected stock option life was on stock option grants issued from 1992 through 1995. Our five-year estimated life for stock options also considers historical trends subsequent to 1995. Obviously, there are many historical trends that can be analyzed regarding stock option lives, especially in our cyclical industry that has endured many economic upturns and downturns.

The results of other historical analyses of stock option lives include, but are not limited to, the following:

1)	The actual lives of exercised stock options during the last four fiscal years are — 6.08 years in fiscal 2006, 5.43 years in fiscal 2005, 5.46 years in fiscal 2004 and 6.62 years in fiscal 2003. Options exercised during this four-year period include stock options from grants made from fiscal 1993 through fiscal 2005. If the last four fiscal years of option exercises were aggregated, the weighted average stock option life for the group of 1,744,546 options exercised was 6.01 years.

Securities and Exchange Commission	-4-	May 1, 2006

2)	If stock option grants are analyzed individually, an array of differing average stock option lives are noted for exercises made through March 31, 2005. For instance, for the March 11, 1999 grant totaling 1,056,000 options (the largest single grant made by Tidewater), by March 31, 2005, 733,541, or 69% of the total grant, had been exercised or cancelled, and the average life of the options exercised or cancelled was only 3.4 years. By March 31, 2006, another 95,712 options were exercised and the total 829,253 exercised or cancelled options had an average life of 3.79 years, with only 21% of the total grant still remaining outstanding.

If the March 12, 2003, grant for 560,000 options were separately analyzed, by March 31, 2005, 50,166 options had been exercised or cancelled, for an average life of only 1.42 years, but over 509,000 options still remained unexercised at that time. So few options had been exercised as of March 31, 2005, due to the vesting period over three years where only one third of the total was available to be exercised as of March 31, 2004, and the second 33% traunch had just come available on March 12, 2005. As of March 31, 2006, 140,939 options under this grant had been exercised or cancelled with an average life of 2.21 years.

Most of the analyses of the stock option grants over the last 10 to 15 years indicate an average weighted life between five and six years, depending on the timing of our business upturns and downturns over that same period of time. We elected, at a time when pro forma information related to stock option expense calculated under SFAS No. 123 was first presented in our quarterly and annual financial statements, to use five years as the expected stock option life, and we continue to evaluate this estimate annually. Additionally, we analyzed what the impact on pro forma net earnings would be if an estimated six year stock option life would have been used for stock option grants made during fiscal years 2005, 2004 and 2003. For the total 1,174,722 stock options granted over this three year period, the additional pro forma after-tax compensation charge would total only $797,000, which charge would be spread over the primarily three year vesting period of the grants. We believe that based on actual performance this differential is immaterial to the financial performance of the company over this same three-year period.

In regards to the expected stock option life of the 119,722 options granted on March 30, 2005 to certain key employees of the company, the options vested immediately, having the effect of reducing their expected stock option life as compared to grants made in prior years which grants generally vested ratably over three years.

In preparation for the adoption of SFAS No. 123R effective April 1, 2006, the company has engaged a nationally recognized human resources consulting firm to assist in thoroughly analyzing historical stock option activity and in developing assumptions to be used in calculating the fair value of stock options granted during fiscal 2006 under the guidelines of SFAS No. 123R. The results of their study, dated April 21, 2006, of stock option activity from 1993 to present indicate that an expected stock option life in the range of 4.5 to 5.5 years is appropriate. It is our intent for our March 2006 stock option grant to use 5.5 years as the expected stock option life in the calculation of the fair value of the stock options.

Comment 4: Refer to your response to comment number 6. In addition to your proposed added disclosure, please disclose the depreciation policy for vessels impaired/not impaired and/or held for sale whether in service or withdrawn from service, and why vessels for sale are not classified as held for sale and when it is appropriate to classify them as such. Also, it appears disclosure within the “Properties and Equipment” note to or on the face of the financial statements that segregates the carrying amount of vessels in service, cold stacked and withdrawn from service would be meaningful information. Further, when you disclose the total number of vessels in your fleet, as you did on page 3 of the Form 10-K for the year ended March 31, 2005, we believe it would be useful to indicate the number of vessels each in service, cold stacked and withdrawn from service for more transparency of the status of your fleet. Please advise.

Securities and Exchange Commission	-5-	May 1, 2006

Response: Our depreciation policy for all vessels calls for the cessation of depreciation expense only when the vessel’s carrying amount is reduced to salvage value, whether through an impairment charge or normal depreciation. Although we have vessels that we call “for sale”, they are not classified as such because they do not meet the criteria in SFAS 144, specifically, the requirement that “the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year”.

We will add the following disclosure to our properties and equipment policy note in our consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2006:

Depreciation is provided for all vessels unless a vessel meets the criteria to be classified as held for sale. Estimated remaining useful lives are reviewed when there has been a change in circumstances that indicate the original estimated useful life may no longer be appropriate.

Following is a summary of net properties and equipment at March 31, 2006 and 2005 (dollars in thousands):

	2006		2005
	Number Of Vessels	Carrying Value	Number of Vessels	Carrying Value
Vessels in active service	368	$1,214,195	364	$1,195,721
Stacked/cold stacked vessels	67	20,170	74	27,623
Vessels withdrawn from service	66	10,163	94	17,076
Marine equipment under construction		112,261		194,714
Other property and equipment		16,938		17,052

	501	$1,373,727	532	$1,452,186

Vessels withdrawn from service at March 31, 2006, include 53 vessels remaining from the group of 83 domestic supply vessels impaired at March 31, 2004, of which 20 vessels are carried at an aggregate estimated liquidation value of $4.2 million and 33 vessels are carried at an aggregate estimated scrap value of $1.3 million. All vessels are classified in our consolidated balance sheets in Properties and Equipment. We have no vessels classified as held for sale because no vessels meet the criteria of SFAS 144. Stacked/cold stacked vessels and vessels withdrawn from service are reviewed for impairment semiannually.

References in our annual report to the total number of vessels in our fleet will be expanded to indicate the number of vessels in active service, stacked/cold stacked and withdrawn from service.

Comment 5: Refer to your response to comment number 10. The last column of the table indicates 59 vessels were cold stacked at March 31, 2004, yet the disclosure in the Form 10-K and your response to comment number 1 indicate that 89 were cold stacked. Please reconcile this difference. Explain to us why amounts shown in the last column of the table as withdrawn from service are not offset in the same line within the preceding columns. Explain to us and disclose the distinction between vessels in the last column that are sold and those in the “For sale” column. Tell us and disclose whether any vessels in the

Securities and Exchange Commission	-6-	May 1, 2006

“For sale” column are impaired, and the intended disposition of vessels in the “Impaired vessels” column. Explain to us how vessels enter in and are removed from the table and transferred between columns in the table, and in particular, how and when stacked vessels are considered to be withdrawn from service. Tell us and disclose the carrying amount associated with each column at each period ended date presented, and for the last column, amounts associated with each market. Clearly disclose, or make reference to where such disclosure exists, the accounting associated with each column in the table.

Response: The disclosure of 89 vessels stacked/cold stacked in the Form 10-K and in our response to comment number one of the staff’s inquiry letter dated March 20, 2006, only refers to domestic supply vessels. The 59 stacked/cold stacked vessels included in the active count at March 31, 2004 and shown in the table in our letter filed April 4, 2006, refers to all vessel types, worldwide, but does not include those impaired vessels or the vessels on our “for sale” list.

In order to clarify our table included in our initial response, we have changed the table to segregate movements in to and out of the stacked/cold stacked vessel fleet on a separate line item. Vessels are added to our stacked/cold stacked fleet when they are stacked/cold stacked (see definition of stacked/cold stacked above) or are subtracted from the stacked/cold stacked fleet when sold or returned to service. Additions to and removals from the stacked/cold stacked vessel count do not impact the count of the vessels on our for sale list or in the impaired group.

Vessels on the for sale list have been impaired. They are actively marketed for sale and reviewed for impairment semiannually. The intended disposition of these vessels is through a sale. Impaired vessels will either be disposed of through sale or scrapping, or possibly returned to service.

Securities and Exchange Commission	-7-	May 1, 2006

Following is the updated table that reconciles by quarter the number and carrying amount of vessels considered held for sale, impaired, and stacked/cold stacked. Corrections have also been made from our previous response letter to the number of vessels at certain quarters:

	Vessels Withdrawn From Service				Stacked/Cold Stacked Vessels
	For Sale (1)		Impaired Vessels (2)
Vessel Activity	#	Carrying Value	#	Carrying Value	#	Carrying Value
March 31, 2004	17	$9,863,328	80	$9,600,000	71	$29,640,561

Sold	—		—		(7)
Added to (removed from) stacked	—		—		6

June 30, 2004	17	$9,863,328	80	$9,600,000	70	$32,521,274

Sold	—		—		(4)
Added to (removed from) stacked	—		—		15

September 30, 2004	17	$9,863,328	80	$9,222,352	81	$37,767,942

Sold	—		—		(2)
Withdrawn from (returned to) service	—		2		—
Added to (removed from) stacked	—		—		(6)

December 31, 2004	17	$9,863,328	82	$9,462,352	73	$30,259,866

Sold	(3)		(2)		—
Added to (removed from) stacked	—		—		1

March 31, 2005	14	$8,013,328	80	$9,062,352	74	$27,623,415

Sold	—		(4)		—
Withdrawn from (returned to) service	—		(1)		—
Added to (removed from) stacked	—		—		10

June 30, 2005	14	$8,013,328	75	$8,142,352	84	$28,990,599

Sold	—		(3)		(1)
Withdrawn from (returned to) service	—		(3)		—
Added to (removed from) stacked	—		—		(2)

September 30, 2005	14	$8,013,328	69	$7,182,352	81	$27,313,544

Sold	—		(3)		(1)

December 31, 2005	14	$4,963,328	66	$6,582,352	80	$25,855,640

Sold or scrapped	(1)		(12)		(6)
Withdrawn from (returned to) service	—		(1)		—
Added to (removed from) stacked	—		—		(7)

March 31, 2006	13	$4,660,429	53	$5,502,352	67	$20,170,265

(1)	Although these vessels are included in our "for sale" list, they do not meet the criteria in SFAS 144 to be classified as held for sale
(2)	Of the 83 vessels impaired in March 2004, three vessels were fulfilling charter hires and included in the active vessel count at that point in time. They were subsequently taken out of service upon the completion of their charter hires.

Securities and Exchange Commission	-8-	May 1, 2006

Comment 6: Based on information in your responses and disclosures, it appears that “stacked/cold stacked” vessels are considered to be in service. Please clarify this for us and in your disclosures, and clearly define what you consider to be a stacked/cold stacked vessel.

Response: Vessels that are “stacked/cold stacked” are considered to be in service and are included in the calculation of our utilization statistics. Please see the discussion of stacked/cold stacked vessels on page one of this letter.

If further detail, clarification, or discussion on these items is desired, please contact me at:

Tidewater Inc.

601 Poydras Street, Suite 1900

New Orleans, Louisiana 70130

(504) 566-4505

or

by e-mail at

klousteau@tdw.com

Sincerely,

TIDEWATER INC.

/s/ J. Keith Lousteau
J. Keith Lousteau
Executive Vice President and
Chief Financial Officer